

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

Daniel Schmitt
President and Chief Executive Officer
Actuate Therapeutics, Inc.
1751 River Run, Suite 400
Fort Worth, TX 76107

 Re: Actuate Therapeutics, Inc.
 Registration Statement on Form S-1
 Filed May 24, 2024
 File No. 333-279734

Dear Daniel Schmitt:

 We have reviewed your registration statement and have the following comment.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1, Filed May 24, 2024

Prospectus Summary
The Offering, page 8

1. We note your disclosure that the number of shares of common stock outstanding does not include the shares issuable under restricted stock units to be granted to your president and chief executive officer upon the closing of this offering pursuant to his employment agreement. You make additional references to this grant on pages 10 and 62. However, in the description of your employment agreement with Daniel Schmitt on page 159, you disclose that Mr. Schmitt would be entitled to receive shares of common stock rather than restricted stock units. Such disclosure appears to be consistent with the employment agreement filed as Exhibit 10.6. Please revise your disclosures as appropriate to reconcile this apparent inconsistency or otherwise advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Janet Spreen, Esq.